SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Alan Singer, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5224
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 17, 2007
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Page 1 of 8 Pages)

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS Jack Farber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		595,961 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		486,576 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		595,961 Shares

WITH	10	SHARED DISPOSITIVE POWER

486,576 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,082,537 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	3	of	8	Pages
Item 1. Security and Issuer.
          This statement relates to the Common Stock, $.10 par value (the “Common Stock”), of CSS Industries, Inc. (“CSS”). The address of CSS’ executive offices is 1845 Walnut Street, Philadelphia, Pennsylvania 19103.
Item 2. Identity and Background.
(a)	The person filing this statement is Jack Farber.

(b)	The business address of Jack Farber is CSS Industries, Inc., 1845 Walnut Street, Philadelphia, Pennsylvania 19103.

(c)	Jack Farber’s principal occupation is Chairman of the Board of Directors of CSS.

(d)	During the last five years, Jack Farber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Jack Farber has not been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jack Farber is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
          As described in more detail in Item 5, Jack Farber most recently acquired beneficial ownership of most of the shares of Common Stock reported on this Schedule 13D as a result of a distribution of shares held by The Jack Farber Irrevocable Trust dated December 15, 2003 (the “Jack Farber Irrevocable Trust”) and The Vivian Farber Irrevocable Trust dated December 15, 2003 (the “Vivian Farber Irrevocable Trust”), to the trust under The Jack Farber Amended and Restated Revocable Indenture of Trust dated October 28, 2005 (the “Jack Farber Revocable Trust”) and the trust under The Vivian Farber Amended and Restated Revocable Indenture of Trust dated October 28, 2005 (the “Vivian Farber Revocable Trust”), respectively.
Item 4. Purpose of Transaction.
          Jack Farber serves as Chairman of the Board of Directors of CSS and he, and the other entities identified in Item 5 below, may from time to time engage in transactions involving the acquisition or disposition of Common Stock. The Jack Farber Revocable Trust has entered into a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934. Under the plan, the Jack Farber Revocable Trust may sell up to 175,000 shares of Common Stock, subject to minimum price conditions. As of the date of this Schedule 13D, the Jack Farber Revocable Trust has sold 45,700 shares of Common Stock under the plan. See Item

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	4	of	8	Pages
5 for further information. Except as set forth above, Jack Farber has no plans or proposals that may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.
Item 5. Interest in Securities of the Issuer.
          Jack Farber may be deemed to beneficially own 1,082,537 shares of Common Stock (9.9% of the issued and outstanding Common Stock of CSS, based upon information set forth in CSS’ Form 10-Q for the quarter ended June 30, 2007, indicating that 10,927,370 shares of Common Stock were issued and outstanding on July 25, 2007). Of that amount, he has sole voting and investment power with regard to 595,161 shares of Common Stock held by the Jack Farber Revocable Trust. Jack Farber is the sole trustee of this trust. In addition, Jack Farber may be deemed to have shared voting and investment power with regard to 486,576 shares of Common Stock. Shares as to which he has shared voting and investment power include the following:
•	351,042 shares of Common Stock held by the Vivian Farber Revocable Trust. Vivian Farber, Jack Farber’s wife, is the sole trustee of this trust;

•	60,383 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber’s son, for which Jack Farber and his son are co-trustees (the “David Farber Trust”). Under the indenture of trust for the David Farber Trust, action of a majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

•	43,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber’s grandchildren, for which Jack Farber’s wife serves as co-trustee with Ellen B. Kurtzman, his daughter.
     In addition, Jack Farber may be deemed to have shared voting and investment power with respect to 31,676 shares of Common Stock held by the Farber Foundation, Inc. (the “Farber Foundation”), a charitable foundation. Jack Farber, Christopher J. Munyan, an officer and director of CSS, and Clifford J. Pietrafitta, an officer of CSS, are members of, and together with William G. Kiesling, a director and officer of CSS, are directors of, the Farber Foundation. As a matter of policy, the Farber Foundation does not vote the shares of Common Stock that it owns. Jack Farber disclaims beneficial ownership with regard to these shares.
     The shares listed as beneficially owned by Mr. Farber do not include shares held by the Farber Family Foundation, Inc. (the “Farber Family Foundation”), a charitable foundation. Jack Farber, his wife, his daughter and his son are the members, officers and directors of the Farber Family Foundation. However, only his daughter has voting and investment power with regard to shares of Common Stock held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns.
     Additional information regarding the persons other than Jack Farber identified in this item is contained in Appendix A attached hereto.

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	5	of	8	Pages
     Within the past 60 days, the transactions described below were effected by the Jack Farber Revocable Trust and the Vivian Farber Revocable Trust.
     Between August 10, 2007 and August 24, 2007, the Jack Farber Revocable Trust sold 45,700 shares of Common Stock as follows:

Date	No. of Shares	Price
August 10, 2007	2,000	39.60
August 16, 2007	7,500	39.60
August 16, 2007	400	39.74
August 16, 2007	2,000	39.80
August 16, 2007	5,000	40.00
August 16, 2007	100	40.50
August 16, 2007	4,000	40.61
August 17, 2007	17,100	39.70
August 17, 2007	1,500	39.99
August 17, 2007	5,000	40.10
August 20, 2007	100	39.60
August 24, 2007	1,000	39.60
     The sales listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934.
     On September 17, 2007, the Jack Farber Revocable Trust received a distribution of 465,151 shares of Common Stock from the Jack Farber Irrevocable Trust, and the Vivian Farber Revocable Trust received a distribution of 351,042 shares of Common Stock from the Vivian Farber Irrevocable Trust. Mr. Farber’s daughter is the sole trustee of the Jack Farber Irrevocable Trust and the Vivian Farber Irrevocable Trust.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	6	of	8	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jack Farber
Jack Farber
Date: September 21, 2007

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	7	of	8	Pages
APPENDIX A

Present principal occupation or employment
and name, principal business and address of
any corporation or other organization in
Name	Address	which such employment is conducted

Vivian Farber	3056 Miro Drive North Palm Beach Gardens, FL 33410	Private investor

Ellen B. Kurtzman	1105 North Market St. Wilmington, DE 19801	Management of trusts and other entities for the benefit of family members, Delv L.P. (a partnership that holds and manages investments), 1105 North Market Street, Wilmington, DE 19801

David M. Farber	Marshall Auto Sales 6050 Old York Road Philadelphia, PA 19141	President, Marshall Auto Sales (an automobile dealer), 6050 Old York Road, Philadelphia, PA 19141

William G. Kiesling	CSS Industries, Inc. 1845 Walnut Street Philadelphia, PA 19103	Vice President – Legal and Human Resources and General Counsel, CSS Industries, Inc. (the issuer, which designs, manufactures, procures, distributes and sells seasonal and all-occasion consumer products), 1845 Walnut Street, Philadelphia, PA 19103

Christopher J. Munyan	CSS Industries, Inc. 1845 Walnut Street Philadelphia, PA 19103	President and Chief Executive Officer, CSS Industries, Inc. (the issuer, which designs, manufactures, procures, distributes and sells seasonal and all-occasion consumer products), 1845 Walnut Street, Philadelphia, PA 19103

Clifford E. Pietrafitta	CSS Industries, Inc. 1845 Walnut Street Philadelphia, PA 19103	Vice President – Finance, Chief Financial Officer, CSS Industries, Inc. (the issuer, which designs, manufactures, procures, distributes and sells seasonal and all-occasion consumer products), 1845 Walnut Street, Philadelphia, PA 19103

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	8	of	8	Pages
During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
All of the persons listed above are United States citizens.